UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-42373

Gelteq Limited

(Registrant’s Name)

Level 4
100 Albert Road
South Melbourne VIC, 3025
Australia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Entry into a Material Definitive Agreement.

On March 13, 2025, Gelteq Limited, an Australian public limited company (the “Company”), entered into a purchase agreement (the “Purchase Agreement”) and a registration rights agreement (the “Registration Rights Agreement”) with Lincoln Park Capital Fund, LLC (“Lincoln Park”), pursuant to which Lincoln Park agreed to purchase from the Company, from time to time, up to $12,000,000 of its ordinary shares, no par value (the “Ordinary Shares”), subject to certain limitations set forth in the Purchase Agreement.

Pursuant to the terms of the Registration Rights Agreement, the Company has agreed to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-1 (the “Registration Statement”) to register for resale under the Securities Act of 1933, as amended (the “Securities Act”), the Ordinary Shares that have already been issued and the Ordinary Shares that the Company may in the future elect to issue and sell to Lincoln Park from time to time from and after the Commencement Date (as defined below).

The Company does not have the right to commence any sales to Lincoln Park under the Purchase Agreement until all of the conditions thereto that are set forth in the Purchase Agreement have been satisfied, including, among other things, the Registration Statement being declared effective by the SEC (the date on which all such conditions are satisfied, the “Commencement Date”). Over the twenty-four month term following the Commencement Date, on any business day selected by the Company on which the closing sale price of our Ordinary Shares exceeds $0.25, we may direct Lincoln Park to purchase up to 25,000 Ordinary Shares on such date (a “Regular Purchase”), which maximum number of shares may be increased to up to 35,000 shares if the closing sale price of the Ordinary Shares is not below $3.00 and up to 50,000 shares if the closing sale price of the Ordinary Shares is not below $4.00. The maximum commitment under each Regular Purchase shall not exceed $500,000. The purchase price per Ordinary Share for Regular Purchases shall be equal to ninety-five percent (95%) of the lesser of: (i) the lowest sale price of the Ordinary Shares on the applicable purchase date and (ii) the arithmetic average of the three lowest closing sale prices for the Ordinary Shares during the ten consecutive business days ending on the business day immediately preceding such purchase date (in each case, to be appropriately adjusted for any reorganization, recapitalization, non-cash dividend, share split, reverse share split or other similar transaction that occurs on or after the date of the Purchase Agreement). On the business day following the Commencement Date (the “Effective Purchase Date”), the Company has the option to sell to Lincoln Park in an effective purchase under the Purchase Agreement an amount of Ordinary Shares equal to $50,000 at a price per share calculated on the same basis as a Regular Purchase; provided, however, that such option will only be available on the Effective Purchase Date.

In addition to Regular Purchases, and provided that the Company has directed a Regular Purchase in full, the Company may also direct Lincoln Park to purchase other amounts as accelerated purchases (each, an “Accelerated Purchase Share Amount”) to purchase up to the lesser of: (i) three times the number of Ordinary Shares purchased pursuant to such Regular Purchase or (ii) 30% of the trading volume of Ordinary Shares traded on Nasdaq during all or, if certain trading volume or market price thresholds specified in the Purchase Agreement are crossed on the applicable accelerated purchase date, the portion of the normal trading hours on the applicable accelerated purchase date prior to such time that any one of such thresholds is crossed (such period of time on the applicable accelerated purchase date, an “Accelerated Purchase Period”) . The purchase price per Ordinary Share for each Accelerated Purchase Share Amount shall be at a price equal to 95% of the lesser of (i) the closing sale price of the Ordinary Shares on such applicable accelerated purchase date and (ii) the volume weighted average price for the Accelerated Purchase Period.

Lincoln Park has no right to require the Company to sell any Ordinary Shares to Lincoln Park, but Lincoln Park is obligated to make purchases as the Company directs, subject to the conditions and limitations in the Purchase Agreement. There are no upper limits on the price per share that Lincoln Park must pay for the Ordinary Shares that the Company may elect to sell to Lincoln Park pursuant to the Purchase Agreement. The Company may not sell Ordinary Shares to Lincoln Park under the Purchase Agreement to the extent that the sale of shares would result in Lincoln Park beneficially owning more than 4.99% of our Ordinary Shares. Notwithstanding the foregoing, Lincoln Park upon written notice to the Company, may increase its beneficial ownership up to 9.99% of our Ordinary Shares.

To the extent that the Company is subject to the applicable Nasdaq rules, in no event may the Company issue or sell to Lincoln Park under the Purchase Agreement Ordinary Shares in excess of 1,881,328 shares (including the Commitment Shares, as defined below), representing 19.99% of the Ordinary Shares outstanding on the date of the Purchase Agreement (the “Exchange Cap”), unless (i) the Company obtains shareholder approval to issue Ordinary Shares in excess of the Exchange Cap or (ii) the average price of all applicable sales of Ordinary Shares to Lincoln Park under the Purchase Agreement, including the issuance of the Commitment Shares, equals or exceeds $1.29 per share (which represents the lower of (A) the official closing price of the Ordinary Shares on Nasdaq immediately preceding the signing of the Purchase Agreement and (B) the average official closing price of the Ordinary Shares on Nasdaq for the five consecutive trading days ending on the trading day immediately preceding the date of the Purchase Agreement). In any event, the Purchase Agreement specifically provides that the Company may not issue or sell any Ordinary Shares under the Purchase Agreement if such issuance or sale would breach any applicable rules or regulations of Nasdaq or the Corporations Act 2001 (Commonwealth of Australia) as amended.

There are no restrictions on future financings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement or the Registration Rights Agreement, other than the Company’s agreement not to enter into any Variable Rate Transactions (as defined in the Purchase Agreement) with any third party, subject to certain exceptions set forth in the Purchase Agreement, over the twenty-four month term following the date of the Purchase Agreement (irrespective of any earlier termination of the Purchase Agreement in accordance with the terms therein).

Lincoln Park has covenanted not to cause or engage in any direct or indirect short selling or hedging of our Ordinary Shares.

Actual sales of Ordinary Shares, if any, to Lincoln Park under the Purchase Agreement will depend on a variety of factors to be determined by the Company from time to time, including, among others, market conditions, the trading price of the Ordinary Shares and determinations by the Company as to the appropriate sources of funding for the Company and its operations. The net proceeds to the Company from sales of Ordinary Shares to Lincoln Park under the Purchase Agreement, if any, will depend on the frequency and prices at which we sell shares to Lincoln Park under the Purchase Agreement. Any proceeds that the Company receives from sales of Ordinary Shares to Lincoln Park under the Purchase Agreement will be used for the Company’s research and development, marketing activities and general working capital.

The Purchase Agreement and the Registration Rights Agreement contain customary representations, warranties, conditions and indemnification obligations of the parties. The Company has the right to terminate the Purchase Agreement at any time after the Commencement Date, at no cost or penalty. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements, and may be subject to limitations agreed upon by the contracting parties.

As consideration for Lincoln Park’s irrevocable commitment to purchase Ordinary Shares upon the terms of and subject to satisfaction of the conditions set forth in the Purchase Agreement, upon execution of the Purchase Agreement, the Company issued to Lincoln Park 175,000 Ordinary Shares as commitment shares (the “Commitment Shares”).

The Ordinary Shares are being offered and sold by the Company to Lincoln Park under the Purchase Agreement in reliance upon an exemption from the registration requirements of the Securities Act afforded by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated thereunder.

The foregoing descriptions of the Purchase Agreement and the Registration Rights Agreement are qualified in their entirety by reference to the full text of such agreements, copies of which are attached hereto as Exhibit 10.1 and Exhibit 10.2, respectively, and each of which is incorporated herein in its entirety by reference.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit Number	Description

10.1	Purchase Agreement dated as of March 13, 2025 by and between Gelteq Limited and Lincoln Park Capital Fund, LLC

10.2	Registration Rights Agreement dated as of March 13, 2025 by and between Gelteq Limited and Lincoln Park Capital Fund, LLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gelteq Limited

By:	/s/ Nathan Givoni
Name:	Nathan Givoni
Title:	Chief Executive Officer

Date: March 14, 2025

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